May 10, 2006

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street N.W.
Washington, DC 20549

Attn:	Mr. H. Christopher Owings
Ms. Peggy Kim

Re:	Performance Home Buyers, LLC
Registration Statement on Form SB-2
File No. 333-129604
Ladies and Gentlemen:
We hereby request that the effectiveness of the above-referenced registration statement be accelerated to 6 p.m. eastern time on Thursday, May 11, 2006, or a date as soon thereafter as is reasonably practicable.
Very truly yours,
SUMNER HARRINGTON LTD.
/s/ K. Edward Elverud
K. Edward Elverud
President

cc:	Michael J. Kolar, Esq.
Philip T. Colton, Esq.